Exhibit 3.1

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation: Winsonic Digital Media Group, Ltd.
2.

The articles have been amended as follows: Article 4 of the Articles of Incorporation of the corporation, relating to the aggregate number of shares which the corporation shall have the authority to issue is hereby amended to read in its entirety as follows:

“4. The aggregate number of shares which the corporation shall have authority to issue shall consist of 220,000,000 shares, of which: 200,000,000 shares shall be designated as common stock having a par value of $0.001 per share (“Common Stock”), and 20,000,000 shares shall be designated as preferred stock having a par value of $0.001 per share (“Preferred Stock”). The Common Stock and/or Preferred Stock of the corporation may be issued from time to time without prior approval by the stockholders and for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors of the corporation shall have the authority to determine the preferences, limitations, and relative rights of the shares of any class or series of Preferred Stock, prior to the issuance of any such shares, as shall be stated in the resolution or resolutions designating such shares from time to time.”

3.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is 56.24%

4.	Officer Signature:

/s/ Winston Johnson

Winston Johnson

Chairman and Chief Executive Officer